Mail Stop 4561

April 30, 2008

Gadi Aner
37 Inbar Street
Caesarea, Israel 30889

   Re: **ACRO Inc.**
     Form 8-K
     Filed April 8, 2008
     File No. 000-50482

Dear Mr. Aner:

  We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

  You may contact the undersigned at (202) 551-3472 if you have questions.

       Sincerely,

       Yolanda Crittendon
       Staff Accountant